Filed Pursuant to Rule 433

Registration Statement Nos. 333-290665 and 333-290665-01

BofA Finance LLC

Fully and Unconditionally Guaranteed by Bank of America Corporation

Market Linked Securities

Market Linked Securities—Auto-Callable with Leveraged Upside Participation and Contingent Downside

Principal at Risk Securities Linked to an International Equity Index Basket due November 15, 2029
Term Sheet to Preliminary Pricing Supplement dated November 6, 2026

Summary of Terms

Issuer and Guarantor:	BofA Finance LLC (“BofA Finance” or “Issuer”) and Bank of America Corporation (“BAC” or the “Guarantor”)
Market Measure:

An unequally weighted Basket (the “Basket”) comprised of the following Basket Components (each referred to as a “Basket Component,” and collectively as the “Basket Components”). For each Basket Component, its weighting percentage is set forth below:

Basket Component

Ticker

Weighting Percentage

The EURO STOXX 50® Index

SX5E

40.00%

The Nikkei 225® Index

NKY

25.00%

The FTSE® 100 Index

UKX

17.50%

The Swiss Market Index®

SMI

10.00%

The S&P®/ASX 200 Index

AS51

7.50%

Pricing Date*:	November 12, 2026
Issue Date*:	November 17, 2026
Maturity Date*:	November 15, 2029
Denominations:	$1,000 and any integral multiple of $1,000.
Automatic Call:	If the Basket Closing Value on the Call Date is greater than or equal to the Starting Value, the Securities will be automatically called for the principal amount plus the Call Premium.
Call Date*:	November 17, 2027
Call Premium:	At least 12.55% of the principal amount (to be determined on the Pricing Date)
Call Settlement Date:	Three business days after the Call Date.
Maturity Payment Amount (per Security):

If the Securities are not automatically called, you will receive a Maturity Payment Amount that could be greater than, equal to or less than the principal amount per Security:

●if the Ending Value is greater than the Starting Value:

$1,000 + ($1,000 × Basket Return × Upside Participation Rate)

●If the Ending Value is less than or equal to the Starting Value but greater than or equal to the Threshold Value:

$1,000; or

●If the Ending Value is less than the Threshold Value: $1,000 + ($1,000 × Basket Return)

Final Calculation Day*:	November 12, 2029, subject to postponement as described below in “—Market Disruption Events and Postponement Provisions.”
Closing Level

With respect to each Basket Component, closing level has the meaning set forth under “General Terms of the Securities—Certain Terms for Securities Linked to an Index—Certain Definitions” in the accompanying product supplement.

Starting Value:	The Starting Value will be set to 100.00 on the Pricing Date.
Basket Closing Value:

The “Basket Closing Value” as of any day will be the product of (i) 100 times (ii) an amount equal to the sum of (a) 1 plus (b) the sum of the products, as calculated for each Basket Component, of: (1) its Basket Component Return on such day multiplied by (2) its weighting percentage.

Ending Value:	The Basket Closing Value on the Final Calculation Day.
Initial Basket Component Value:	With respect to a Basket Component, the closing level of such Basket Component on the Pricing Date.
Basket Component Return:	The “Basket Component Return” with respect to a Basket Component as of any day is the percentage change from its
Initial Basket Component Value to its closing level on that day, measured as follows: Closing level on such day – Initial Basket Component Value Initial Basket Component Value
Basket Return:	The “Basket Return” is the percentage change from the Starting Value to the Ending Value, measured as follows: Ending Value – Starting Value Starting Value
Threshold Value:	75.00, which is 75% of the Starting Value.
Upside Participation Rate:	125%
Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance
Underwriting Discount**:

Up to 2.575% per Security; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of 2.00% per Security and WFA may receive a distribution expense fee of 0.075% per Security.

CUSIP:	09712HK68
Material Tax Consequences:	See the preliminary pricing supplement.
*Subject to change. ** In addition, selected dealers may receive a fee of up to 0.30% per Security for marketing and other services.

Hypothetical Payout Profile***

*** prepared for purposes of illustration only; assumes a Call Premium equal to the lowest possible Call Premium that may be determined on the Pricing Date.

If the Securities are automatically called, the positive return on the Securities will be limited to the Call Premium, even if the Basket Closing Value on the Call Date significantly exceeds the Starting Value. If the Securities are automatically called, you will not have the opportunity to participate in any appreciation of the Basket at the Upside Participation Rate.

If the Securities are not automatically called and the Ending Value is less than the Threshold Value, you will lose more than 25%, and possibly all, of the principal amount of your Securities on the Maturity Date.

The initial estimated value of the Securities as of the pricing date is expected to be between $915.00 and $965.00 per Security, which is less than the public offering price. The actual value of your Securities at any time will reflect many factors and cannot be predicted with accuracy. See “Selected Risk Considerations” beginning on page PS-8 of the accompanying preliminary pricing supplement and “Structuring the Securities” on page PS-34 of the accompanying preliminary pricing supplement for additional information.

Preliminary Pricing Supplement: https://www.sec.gov/Archives/edgar/data/70858/000191870426034908/form424b2.htm

The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. Potential purchasers of the Securities should consider the information in “Selected Risk Considerations” beginning on page PS-8 of the accompanying preliminary pricing supplement and in “Risk Factors” beginning on page PS-6 of the accompanying product supplement, page S-7 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the Securities.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Selected Risk Considerations

The risks set forth below, as well as additional risks related to this investment, are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement.  Please review those risk disclosures carefully.

●Your investment may result in a loss; there is no guaranteed return of principal.

●The Securities do not bear interest.

●If the Securities are automatically called, your return will be limited to the Call Premium.

●The Call Premium or Maturity Payment Amount, as applicable, will not reflect the value of the Basket other than on the Call Date or the Final Calculation Day, as applicable.

●The Securities are subject to a potential automatic call, which would limit your ability to receive further payment on the Securities.

●Your return on the Securities may be less than the yield on a conventional debt security of comparable maturity.

●The Call Settlement Date or the Maturity Date may be postponed if the Call Date or the Final Calculation Day is postponed.

●Changes in the value of one Basket Component may be offset by changes in the value of one or more of the other Basket Components.

●Any payment on the Securities is subject to the credit risk of BofA Finance, as issuer, and BAC, as Guarantor, and actual or perceived changes in BofA Finance’s or the Guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Securities.

●We are a finance subsidiary and, as such, have no independent assets, operations or revenues.

●The public offering price you pay for the Securities will exceed their initial estimated value.

●The initial estimated value does not represent a minimum or maximum price at which BofA Finance, BAC, BofAS or any of our other affiliates or Wells Fargo Securities, LLC (“WFS”) or its affiliates would be willing to purchase your Securities in any secondary market (if any exists) at any time.

●BofA Finance cannot assure you that a trading market for your Securities will ever develop or be maintained.

●The Securities are not designed to be short-term trading instruments, and if you attempt to sell the Securities prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount.

●Trading and hedging activities by BofA Finance, the Guarantor and any of our other affiliates, including BofAS, and WFS and its affiliates, may create conflicts of interest with you and may adversely affect your return on the Securities and their market value.

●There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

●Any payments on the Securities and whether the Securities are automatically called will depend upon the performance of the Basket Components, and therefore the Securities are subject to the following risks, each as discussed in more detail in the accompanying product supplement.

oChanges that affect a Basket Component may adversely affect the value of the Securities and any payments on the Securities.

oWe and our affiliates have no affiliation with any index sponsor and have not independently verified their public disclosure of information.

●Your return on the Securities and the value of the Securities may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components.

●There are risks associated with emerging markets.

●The U.S. federal income and estate tax consequences of the Securities are uncertain, and may be adverse to a holder of the Securities.

This term sheet is a summary of the terms of the Securities and factors that you should consider before deciding to invest in the Securities. BofA Finance and BAC have filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read this term sheet together with the Preliminary Pricing Supplement dated November 6, 2026, Product Supplement No. WF-1 dated December 8, 2025 and Prospectus Supplement and Prospectus each dated December 8, 2025 to understand fully the terms of the Securities and other considerations that are important in making a decision about investing in the Securities. If the terms described in the accompanying preliminary pricing supplement are inconsistent with those described herein, the terms described in the accompanying preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov. Alternatively, any agent or any dealer participating in this offering will arrange to send you the accompanying preliminary pricing supplement, product supplement No. WF-1 and prospectus supplement and prospectus if you so request by calling toll-free at 1-800-294-1322.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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